Exhibit 99.2

Execution Version

AMENDMENT NO. 3 TO CREDIT AGREEMENT

This Amendment No. 3 to Credit Agreement (the “Agreement”) is made as of July 31, 2015 with effect as of August 22, 2014, between Agnico Eagle Mines Limited (f/k/a Agnico-Eagle Mines Limited, the “Borrower”), the guarantors party hereto, and The Bank of Nova Scotia (the “Lender”).

RECITALS:

A.                                    Reference is made to the credit agreement dated as of June 26, 2012 between the Borrower, the guarantors party thereto, and the Lender, as amended by amendment no. 1 to credit agreement dated as of November 5, 2013 and amendment no. 2 to credit agreement dated as of October 2, 2014 (the “Credit Agreement”).

B.                                    The Borrower has requested certain amendments to the Credit Agreement as set forth herein.

C.                                    The Lender has agreed to so amend the Credit Agreement as set forth herein.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agree as follows:

1.                                      DEFINITIONS.

All capitalized terms used herein which are not defined herein shall have the respective meanings given to them in the Credit Agreement.

2.                                      AMENDMENTS.

The reference to “C$175,000,000” in each of Section 2.1 and Section 3.1.1 of the Credit Agreement is deleted in its entirety and replaced with “C$185,000,000.”

3.                                      REPRESENTATION AND WARRANTY.

In order to induce the Lender to enter into this Agreement, the Borrower represents and warrants that no Default or Event of Default has occurred that is continuing. Such representation and warranty shall survive the execution and delivery of this Agreement.

4.                                      COVENANT.

The Borrower covenants to cause Agnico Eagle (Barbados) Limited to, within sixty (60) days of the date hereof, execute and deliver to the Lender a joinder agreement, whereby Agnico Eagle (Barbados) Limited agrees to be a party to this Agreement as if an original signatory hereto and be bound by all obligations applicable to it as a Guarantor hereunder (and, upon such execution and delivery, Agnico Eagle (Barbados) Limited shall be deemed to be a party hereto).

5.                                      CONFIRMATION.

Except as specifically provided herein, nothing herein waives, amends or otherwise alters the Credit Agreement, the other Loan Documents or the rights and remedies of the Lender thereunder or under Applicable Law, all of which remain in full force and effect. The amendments referred to herein apply only to the specific subject matter hereof, and nothing herein shall constitute an amendment or waiver of, consent to, or shall in any manner affect any of the rights and remedies of the Lender with respect to any other matter.

Without limiting the foregoing, by its signature below, each Guarantor:

(a)                                 acknowledges, consents and agrees to the amendments to the Credit Agreement constituted hereby;

(b)                                 reaffirms its Guarantee by it to the Lender;

(c)                                  represents and warrants that such Guarantee continues to be a legal, valid and binding obligation of such Guarantor, enforceable against it in accordance with its terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity);

(d)                                 confirms that such Guarantee is and shall continue to be in full force and effect and the same is hereby ratified and confirmed in all respects, except that all references in the Loan Documents to the “Credit Agreement”, “Loan Documents”, “thereunder”, “thereof”, or words of similar import, shall mean the Credit Agreement and the other Loan Documents, as the case may be, in each case after giving effect to the amendments constituted hereby; and

(e)                                  acknowledges and agrees that the acceptance by or delivery to the Lender of this Agreement shall not be construed in any manner to establish (or indicate) any course of dealing on the Lender’s part, including the providing of any notice or the requesting of any acknowledgment not otherwise expressly provided for in any Loan Document with respect to any future amendment, waiver, supplement or other modification to any Loan Document or any arrangement contemplated by any Loan Document.

6.                                      MISCELLANEOUS.

(a)                                 The Credit Agreement and the other Loan Documents shall be read and construed throughout so as to incorporate the provisions of this Agreement.

(b)                                 This Agreement may be signed in counterparts and transmitted by facsimile or “PDF”, each of which shall be considered an original and all of such counterparts taken together shall constitute one and the same agreement.

(c)                                  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

2

(d)                                 The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

(e)                                  This Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns, and shall enure to the benefit of the parties hereto and their respective successors and permitted assign.

(f)                                   Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(g)                                  This Agreement is a Loan Document.

[execution pages follow]

3

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

THE BANK OF NOVA SCOTIA,
as Lender

By:	(signed) Ray Clarke
Name: Ray Clarke
Title: Managing Director

By:	(signed) Bhiravi Ravichandran
Name: Bhiravi Ravichandran
Title: Associate Director

S1

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES LIMITED

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: General Counsel, SVP Legal and Corporate Secretary

S2

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

1715495 ONTARIO INC.

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Secretary

S3

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

1641315 ONTARIO INC.

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Vice President

S4

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE SWEDEN AB

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Chairman of the Board

S5

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE FINLAND OY

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Authorized Signatory

S6

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
Name: Luis Felipe Medina Aguirre
Title: Chairman of the Board

S7

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

TENEDORA AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
Name: Luis Felipe Medina Aguirre
Title: Chairman of the Board

S8

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES MEXICO COOPERATIE U.A.

By:	(signed) Kees Roovers
Name: Kees Roovers
Title: Director B

S9

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES SWEDEN COOPERATIE U.A.

By:	(signed) Kees Roovers
Name: Kees Roovers
Title: Director B

S10

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO SONOROA S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
Name: Luis Felipe Medina Aguirre
Title: Director

S11

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE (USA) LIMITED

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Secretary and Treasurer

By:
Name:
Title:

S12

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO RESOURCES LTD.

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Director

S13

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

REMI AGNICO, S.A. DE C.V., SOFOM, E.N.R.

By:	(signed) Luis Felipe Medina Aguirre
Name: Luis Felipe Medina Aguirre
Title: Director

S14

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 3 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

2421451 ONTARIO INC.

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Secretary

S15

Execution Version

AMENDMENT NO. 4 TO CREDIT AGREEMENT

This Amendment No. 4 to Credit Agreement (the “Agreement”) is made as of July 31, 2015 between Agnico Eagle Mines Limited (f/k/a Agnico-Eagle Mines Limited, the “Borrower”), the guarantors party hereto, and The Bank of Nova Scotia (the “Lender”).

RECITALS:

A.                                    Reference is made to the credit agreement dated as of June 26, 2012 between the Borrower, the guarantors party thereto, and the Lender, as amended by amendment no. 1 to credit agreement dated as of November 5, 2013, amendment no. 2 to credit agreement dated as of October 2, 2014 and amendment no. 3 to credit agreement dated as of July 31, 2015 (the “Credit Agreement”).

B.                                    The Borrower has requested certain amendments to the Credit Agreement as set forth herein.

C.                                    The Lender has agreed to so amend the Credit Agreement as set forth herein.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agree as follows:

1.                                      DEFINITIONS.

All capitalized terms used herein which are not defined herein shall have the respective meanings given to them in the Credit Agreement.

2.                                      AMENDMENTS.

The reference to “C$185,000,000” in each of Section 2.1 and Section 3.1.1 of the Credit Agreement is deleted in its entirety and replaced with “C$200,000,000.”

3.                                      REPRESENTATION AND WARRANTY.

In order to induce the Lender to enter into this Agreement, the Borrower represents and warrants that no Default or Event of Default has occurred that is continuing. Such representation and warranty shall survive the execution and delivery of this Agreement.

4.                                      COVENANT.

The Borrower covenants to cause Agnico Eagle (Barbados) Limited to, within sixty (60) days of the date hereof, execute and deliver to the Lender a joinder agreement, whereby Agnico Eagle (Barbados) Limited agrees to be a party to this Agreement as if an original signatory hereto and be bound by all obligations applicable to it as a Guarantor hereunder (and, upon such execution and delivery, Agnico Eagle (Barbados) Limited shall be deemed to be a party hereto).

5.                                      CONFIRMATION.

Except as specifically provided herein, nothing herein waives, amends or otherwise alters the Credit Agreement, the other Loan Documents or the rights and remedies of the Lender thereunder or under Applicable Law, all of which remain in full force and effect. The amendments referred to herein apply only to the specific subject matter hereof, and nothing herein shall constitute an amendment or waiver of, consent to, or shall in any manner affect any of the rights and remedies of the Lender with respect to any other matter.

Without limiting the foregoing, by its signature below, each Guarantor:

(a)                                 acknowledges, consents and agrees to the amendments to the Credit Agreement constituted hereby;

(b)                                 reaffirms its Guarantee by it to the Lender;

(c)                                  represents and warrants that such Guarantee continues to be a legal, valid and binding obligation of such Guarantor, enforceable against it in accordance with its terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity);

(d)                                 confirms that such Guarantee is and shall continue to be in full force and effect and the same is hereby ratified and confirmed in all respects, except that all references in the Loan Documents to the “Credit Agreement”, “Loan Documents”, “thereunder”, “thereof”, or words of similar import, shall mean the Credit Agreement and the other Loan Documents, as the case may be, in each case after giving effect to the amendments constituted hereby; and

(e)                                  acknowledges and agrees that the acceptance by or delivery to the Lender of this Agreement shall not be construed in any manner to establish (or indicate) any course of dealing on the Lender’s part, including the providing of any notice or the requesting of any acknowledgment not otherwise expressly provided for in any Loan Document with respect to any future amendment, waiver, supplement or other modification to any Loan Document or any arrangement contemplated by any Loan Document.

6.                                      MISCELLANEOUS.

(a)                                 The Credit Agreement and the other Loan Documents shall be read and construed throughout so as to incorporate the provisions of this Agreement.

(b)                                 This Agreement may be signed in counterparts and transmitted by facsimile or “PDF”, each of which shall be considered an original and all of such counterparts taken together shall constitute one and the same agreement.

(c)                                  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

2

(d)                                 The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

(e)                                  This Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns, and shall enure to the benefit of the parties hereto and their respective successors and permitted assign.

(f)                                   Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(g)                                  This Agreement is a Loan Document.

[execution pages follow]

3

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

THE BANK OF NOVA SCOTIA,
as Lender

By:	(signed) Ray Clarke
Name: Ray Clarke
Title: Managing Director

By:	(signed) Bhiravi Ravichandran
Name: Bhiravi Ravichandran
Title: Associate Director

S1

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES LIMITED

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: General Counsel, SVP Legal and Corporate Secretary

S2

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

1715495 ONTARIO INC.

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Secretary

S3

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

1641315 ONTARIO INC.

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Vice President

S4

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE SWEDEN AB

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Chairman of the Board

S5

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE FINLAND OY

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Authorized Signatory

S6

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
Name: Luis Felipe Medina Aguirre
Title: Chairman of the Board

S7

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

TENEDORA AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
Name: Luis Felipe Medina Aguirre
Title: Chairman of the Board

S8

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES MEXICO COOPERATIE U.A.

By:	(signed) Kees Roovers
Name: Kees Roovers
Title: Director B

S9

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES SWEDEN COOPERATIE U.A.

By:	(signed) Kees Roovers
Name: Kees Roovers
Title: Director B

S10

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO SONOROA S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
Name: Luis Felipe Medina Aguirre
Title: Director

S11

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE (USA) LIMITED

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Secretary and Treasurer

By:
Name:
Title:

S12

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO RESOURCES LTD.

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Director

S13

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

REMI AGNICO, S.A. DE C.V., SOFOM, E.N.R.

By:	(signed) Luis Felipe Medina Aguirre
Name: Luis Felipe Medina Aguirre
Title: Director

S14

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 4 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

2421451 ONTARIO INC.

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: Secretary

S15

Execution Version

AMENDMENT NO. 5 TO CREDIT AGREEMENT

This Amendment No. 5 to Credit Agreement (the “Agreement”) is made as of October 28, 2015 with effect as of August 18, 2015, between Agnico Eagle Mines Limited (f/k/a Agnico-Eagle Mines Limited, the “Borrower”), the guarantors party hereto, and The Bank of Nova Scotia (the “Lender”).

RECITALS:

Reference is made to the credit agreement dated as of June 26, 2012 between the Borrower, the guarantors party thereto, and the Lender, as amended by amendment no. 1 to credit agreement dated as of November 5, 2013, amendment no. 2 to credit agreement dated as of October 2, 2014, amendment no. 3 to credit agreement dated as of July 31, 2015 and amendment no. 4 to credit agreement dated July 31, 2015 (the “Credit Agreement”).

A.                                    The Borrower has requested certain amendments to the Credit Agreement as set forth herein.

B.                                    The Lender has agreed to so amend the Credit Agreement as set forth herein.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agree as follows:

1.                                      DEFINITIONS.

All capitalized terms used herein which are not defined herein shall have the respective meanings given to them in the Credit Agreement.

2.                                      AMENDMENTS.

The reference to “C$200,000,000” in each of Section 2.1 and Section 3.1.1 of the Credit Agreement is deleted in its entirety and replaced with “C$250,000,000.”

3.                                      REPRESENTATION AND WARRANTY.

In order to induce the Lender to enter into this Agreement, the Borrower represents and warrants that no Default or Event of Default has occurred that is continuing. Such representation and warranty shall survive the execution and delivery of this Agreement.

4.                                      COVENANT.

The Borrower covenants to cause Agnico Eagle (Barbados) Limited to, within sixty (60) days of the date hereof, execute and deliver to the Lender a joinder agreement, whereby Agnico Eagle (Barbados) Limited agrees to be a party to this Agreement as if an original signatory hereto and be bound by all obligations applicable to it as a Guarantor hereunder (and, upon such execution and delivery, Agnico Eagle (Barbados) Limited shall be deemed to be a party hereto).

5.                                      CONFIRMATION.

Except as specifically provided herein, nothing herein waives, amends or otherwise alters the Credit Agreement, the other Loan Documents or the rights and remedies of the Lender thereunder or under Applicable Law, all of which remain in full force and effect. The amendments referred to herein apply only to the specific subject matter hereof, and nothing herein shall constitute an amendment or waiver of, consent to, or shall in any manner affect any of the rights and remedies of the Lender with respect to any other matter.

Without limiting the foregoing, by its signature below, each Guarantor:

(a)                                 acknowledges, consents and agrees to the amendments to the Credit Agreement constituted hereby;

(b)                                 reaffirms its Guarantee by it to the Lender;

(c)                                  represents and warrants that such Guarantee continues to be a legal, valid and binding obligation of such Guarantor, enforceable against it in accordance with its terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity);

(d)                                 confirms that such Guarantee is and shall continue to be in full force and effect and the same is hereby ratified and confirmed in all respects, except that all references in the Loan Documents to the “Credit Agreement”, “Loan Documents”, “thereunder”, “thereof”, or words of similar import, shall mean the Credit Agreement and the other Loan Documents, as the case may be, in each case after giving effect to the amendments constituted hereby; and

(e)                                  acknowledges and agrees that the acceptance by or delivery to the Lender of this Agreement shall not be construed in any manner to establish (or indicate) any course of dealing on the Lender’s part, including the providing of any notice or the requesting of any acknowledgment not otherwise expressly provided for in any Loan Document with respect to any future amendment, waiver, supplement or other modification to any Loan Document or any arrangement contemplated by any Loan Document.

6.                                      MISCELLANEOUS.

(a)                                 The Credit Agreement and the other Loan Documents shall be read and construed throughout so as to incorporate the provisions of this Agreement.

(b)                                 This Agreement may be signed in counterparts and transmitted by facsimile or “PDF”, each of which shall be considered an original and all of such counterparts taken together shall constitute one and the same agreement.

(c)                                  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

2

(d)                                 The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

(e)                                  This Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns, and shall enure to the benefit of the parties hereto and their respective successors and permitted assign.

(f)                                   Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(g)                                  This Agreement is a Loan Document.

[execution pages follow]

3

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

THE BANK OF NOVA SCOTIA,
as Lender

By:	(signed) Ray Clarke
Name: Ray Clarke
Title: Managing Director

By:	(signed) Sally Regenstreif
Name: Sally Regenstreif
Title: Associate

S1

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES LIMITED

By:	(signed) R. Gregory Laing
	Name:	R. Gregory Laing
	Title:	General Counsel, SVP Legal and Corporate Secretary

S2

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

1715495 ONTARIO INC.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Vice President

S3

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

1641315 ONTARIO INC.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Vice President, Finance

S4

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE SWEDEN AB

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

S5

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE FINLAND OY

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

S6

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
	Name:	Luis Felipe Medina Aguirre
	Title:	Legal Representative

S7

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

TENEDORA AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
	Name:	Luis Felipe Medina Aguirre
	Title:	Legal Representative

S8

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.`

AGNICO EAGLE MINES MEXICO COOPERATIE U.A.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Director A

S9

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES SWEDEN COOPERATIE U.A.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Director A

S10

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO SONORA S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
	Name:	Luis Felipe Medina Aguirre
	Title:	Legal Representative

S11

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE (USA) LIMITED

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

By:
Name:
Title:

S12

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO RESOURCES, S.A. DE C.V.

By:	(signed) Luis Felipe Medina Aguirre
	Name:	Luis Felipe Medina Aguirre
	Title:	Legal Representative

S13

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

REMI AGNICO, S.A. DE C.V., SOFOM, E.N.R.

By:	(signed) Luis Felipe Medina Aguirre
	Name:	Luis Felipe Medina Aguirre
	Title:	Legal Representative

S14

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 5 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

2421451 ONTARIO INC.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

S15

Execution Version

AMENDMENT NO. 6 TO CREDIT AGREEMENT

This Amendment No. 6 to Credit Agreement (the “Agreement”) is made as of September 27, 2016 between Agnico Eagle Mines Limited (f/k/a Agnico-Eagle Mines Limited, the “Borrower”), the guarantors party hereto, and The Bank of Nova Scotia (the “Lender”).

RECITALS:

Reference is made to the credit agreement dated as of June 26, 2012 between the Borrower, the guarantors party thereto, and the Lender, as amended by amendment no. 1 to credit agreement dated as of November 5, 2013, amendment no. 2 to credit agreement dated as of October 2, 2014, amendment no. 3 to credit agreement dated as of July 31, 2015, amendment no. 4 to credit agreement dated July 31, 2015 and amendment no. 5 to credit agreement dated October 28, 2015 (the “Credit Agreement”).

A.                                    The Borrower has requested certain amendments to the Credit Agreement as set forth herein.

B.                                    The Lender has agreed to so amend the Credit Agreement as set forth herein.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agree as follows:

1.                                      DEFINITIONS.

All capitalized terms used herein which are not defined herein shall have the respective meanings given to them in the Credit Agreement.

2.                                      AMENDMENTS.

(a)                                 The reference to “C$250,000,000” in each of Section 2.1 and Section 3.1.1 of the Credit Agreement is deleted and replaced with “C$350,000,000.”

(b)                                 The reference to “0.75%” in Section 3.1.2 of the Credit Agreement is deleted and replaced with “0.65%”.

(c)                                  The following shall be added to the end of Section 10.4.3 of the Credit Agreement:

“Upon payment in full of the Loan Obligations, or cancellation of all of the Loan Obligations by virtue of one or more Letters of Credit having expired or being returned to the Lender, the Lender shall return any excess cash or Cash Equivalents held by it pursuant to this Section 10.4 to the Borrower.”

3.                                      REPRESENTATION AND WARRANTY.

In order to induce the Lender to enter into this Agreement, the Borrower represents and warrants that no Default or Event of Default has occurred that is continuing. Such representation and warranty shall survive the execution and delivery of this Agreement.

4.                                      COVENANT.

The Borrower covenants to cause Agnico Eagle (Barbados) Limited to, within sixty (60) days of the date hereof, execute and deliver to the Lender a joinder agreement, whereby Agnico Eagle (Barbados) Limited agrees to be a party to this Agreement as if an original signatory hereto and be bound by all obligations applicable to it as a Guarantor hereunder (and, upon such execution and delivery, Agnico Eagle (Barbados) Limited shall be deemed to be a party hereto).

5.                                      CONFIRMATION.

Except as specifically provided herein, nothing herein waives, amends or otherwise alters the Credit Agreement, the other Loan Documents or the rights and remedies of the Lender thereunder or under Applicable Law, all of which remain in full force and effect. The amendments referred to herein apply only to the specific subject matter hereof, and nothing herein shall constitute an amendment or waiver of, consent to, or shall in any manner affect any of the rights and remedies of the Lender with respect to any other matter.

Without limiting the foregoing, by its signature below, each Guarantor:

(a)                                 acknowledges, consents and agrees to the amendments to the Credit Agreement constituted hereby;

(b)                                 reaffirms its Guarantee by it to the Lender;

(c)                                  represents and warrants that such Guarantee continues to be a legal, valid and binding obligation of such Guarantor, enforceable against it in accordance with its terms (except, in any case, as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally and by principles of equity);

(d)                                 confirms that such Guarantee is and shall continue to be in full force and effect and the same is hereby ratified and confirmed in all respects, except that all references in the Loan Documents to the “Credit Agreement”, “Loan Documents”, “thereunder”, “thereof”, or words of similar import, shall mean the Credit Agreement and the other Loan Documents, as the case may be, in each case after giving effect to the amendments constituted hereby; and

(e)                                  acknowledges and agrees that the acceptance by or delivery to the Lender of this Agreement shall not be construed in any manner to establish (or indicate) any course of dealing on the Lender’s part, including the providing of any notice or the requesting of any acknowledgment not otherwise expressly provided for in any Loan Document with respect to any future amendment, waiver, supplement or other modification to any Loan Document or any arrangement contemplated by any Loan Document.

6.                                      MISCELLANEOUS.

(a)                                 The Credit Agreement and the other Loan Documents shall be read and construed throughout so as to incorporate the provisions of this Agreement.

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(b)                                 This Agreement may be signed in counterparts and transmitted by facsimile or “PDF”, each of which shall be considered an original and all of such counterparts taken together shall constitute one and the same agreement.

(c)                                  This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

(d)                                 The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

(e)                                  This Agreement shall be binding upon the parties hereto and their respective successors and permitted assigns, and shall enure to the benefit of the parties hereto and their respective successors and permitted assign.

(f)                                   Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(g)                                  This Agreement is a Loan Document.

[execution pages follow]

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IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 6 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

THE BANK OF NOVA SCOTIA,
as Lender

By:	(signed) Ray Clarke
Name: Ray Clarke
Title: Managing Director

By:	(signed) Alyssa Senwasane
Name: Alyssa Senwasane
Title: Associate Director

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 6 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES LIMITED

By:	(signed) R. Gregory Laing
Name: R. Gregory Laing
Title: General Counsel, Senior Vice President and Corporate Secretary

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 6 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

1715495 ONTARIO INC.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Vice President

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 6 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

1641315 ONTARIO INC.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Vice President, Finance

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 6 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE SWEDEN AB

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

S5

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 6 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE FINLAND OY

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

S6

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 6 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

S7

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 6 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

TENEDORA AGNICO EAGLE MÉXICO, S.A. DE C.V.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 6 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.`

AGNICO EAGLE MINES MEXICO COOPERATIE U.A.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Director A

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IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 6 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE MINES SWEDEN COOPERATIE U.A.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Director A

3

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 6 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO SONORA S.A. DE C.V.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

4

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 6 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

AGNICO EAGLE (USA) LIMITED

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

5

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 6 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

REMI AGNICO, S.A. DE C.V., SOFOM, E.N.R.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

6

IN WITNESS WHEREOF each of the undersigned has caused this Amendment No. 6 to Credit Agreement to be executed by its duly authorized officer(s), director(s) and/or signatory(ies) as of the date first written above.

2421451 ONTARIO INC.

By:	(signed) Picklu Datta
	Name:	Picklu Datta
	Title:	Authorized Signatory

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